By Hand

Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

12. September 2006

Bayer AG

51368 Leverkusen

Germany

Board of Management:

Werner Wenning,

Chairman of the Board

Klaus Kühn

Wolfgang Plischke

Richard Pott

Chairman of the Supervisory Board:

Manfred Schneider

Registered Office:

Leverkusen

Local Court Cologne

HRB 48248

Re:	BAYER AKTIENGESELLSCHAFT Form 20-F for the fiscal year ended December 31, 2005 File No. 1-16829

Dear Mrs. Blye:

We have received your letter dated August 14, 2006, requesting supplemental information with respect to Bayer AG’s Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2005 (Bayer AG’s “2005 Annual Report”). Your letter requested a description of past, current and anticipated contacts with Iran, Cuba and Sudan, whether through subsidiaries, affiliated entities, or other direct or indirect arrangements, as well as a discussion of the materiality of those contacts individually or in the aggregate, and whether those contacts, individually or in the aggregate constitute a material investment risk for Bayer AG’s security holders. In response thereto, please note the following.

Bayer Aktiengesellschaft

Headquartered in Leverkusen, Germany, Bayer Aktiengesellschaft (“Bayer AG” or “Bayer”) is a global company offering a wide range of products, including ethical pharmaceuticals and other health care products, agricultural products and polymers. Bayer Aktiengesellschaft is the management holding company of the Bayer Group, which as of December 31, 2005 includes 283 consolidated subsidiaries. For the year ended December 31, 2005, Bayer reported total sales from continuing operations of €27.4 billion, an operating result from continuing operations of €2.8 billion and net income of €1.6 billion. As of December 31, 2005, Bayer employed 93,700 people worldwide. Based on the locations of its customers, Bayer’s activities in Europe accounted for 43 percent of the Bayer Group’s total sales in 2005, North America accounted for 27 percent, the Asia/Pacific region accounted for 17 percent and the Latin America/ Africa/Middle East region accounted for 13 percent. For purpose of clarification it should be noted that the figures in the previous sentences refer to the Bayer Group structure as reported in the 2005 20-F. Bayer’s business operations were during 2005 organized in the three subgroups Bayer HealthCare (consisting of four segments: Pharmaceuticals; Consumer Care; Diabetes Care, Diagnostics; and Animal Health), Bayer CropScience (consisting of the Crop Protection segment and the Environmental Science, BioScience segment) and Bayer MaterialScience (consisting of the Materials segment and the Systems segment).

Bayer Aktiengesellschaft is a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany. Bayer Aktiengesellschaft has established a Program for Legal Compliance and Corporate Responsibility that explicitly addresses the responsibility of Bayer and its business partners, including with respect to compliance with the law of nations and international trade law.

The Program for Legal Compliance and Corporate Responsibility is designed to ensure that Bayer Group members comply with applicable U.S. law to the extent they are subject to such law, including that no U.S.-person Bayer Group member, any U.S. subsidiary and any U.S. employee, has any role, managerial or operational, in any transaction involving a government (e.g. Iran or Sudan), entity or person subject to U.S. economic sanctions. The Program for Compliance and Corporate Responsibility is in effect at all Bayer locations and therefore applies to Bayer’s business operations in Iran, Cuba and Sudan. There are also management systems established to implement these corporate principles. Furthermore, Bayer is member of the UN Global Compact and thus committed to the 10 Principles of the Global Compact.

The Bayer Group actively employs systems and procedures designed to keep the Bayer Group in compliance with applicable export control programs, including those of the United States, Germany and the European Union.

1. Bayer’s Contacts to Iran, Cuba and Sudan, do not, individually or in the aggregate, constitute a material investment risk for Bayer security holders.

As described in more detail below, Bayer does not consider its interests in and dealings with Iran, Cuba and Sudan, either individually or in the aggregate, as constituting a material investment risk for its security holders, notwithstanding the fact that Iran, Cuba and Sudan are included in the U.S. State Department’s list of state sponsors of terrorism. We have considered both quantitative and qualitative factors in reaching this conclusion.

Relative to the size of the Bayer Group, its activities over the periods covered by the 2005 Annual Report in each of these three countries were insignificantly small, as explained and quantified more fully below.

The Appropriate Materiality Standard

In May 2001, then-Acting SEC Chairman Laura Unger noted in a publicly available letter that “the Supreme Court has held that information is material if a reasonable investor would be substantially likely to consider the information significant in making an investment decision.” In addition, a May 8, 2001 memorandum from David Martin, then Director of the SEC’s Division of Corporation Finance, accompanying Acting Chairman Unger’s letter, stated that “[i]n assessing materiality, the SEC staff takes the view that the reasonable investor generally focuses on matters that have affected, or will affect, a company’s profitability or financial outlook” and that “[i]f it is reasonably likely that U.S. governmental sanctions will be imposed on the company as a result of its operations in a particular country, the risk would need to be disclosed if the sanctions were likely to have a material impact on the company.” We note that the webpage for the Office of Global Security Risk on the Commission’s website states that the Commission is “committed to maintaining the materiality standard as the basis for our disclosure-based approach.”

As explained below, employing this standard, Bayer believes that its activities with regard to Iran, Cuba and Sudan do not represent, either individually or in aggregate, a material investment risk for its security holders.

Quantitative Considerations

The total aggregate net sales from continuing operations of Bayer for the year 2005 in Iran, Cuba and Sudan amounted to €69.9 million. This represents 0.255% of the Bayer Group’s total net sales from continuing operations of €27.4 billion in that year. The following table sets forth the net sales from continuing operations Bayer generated for the year ended December 31, 2005, based on the locations of its customers, broken down by Bayer subgroup, and the respective percentages of the Bayer Group’s such total net sales represented thereby:

	Bayer HealthCare		Bayer CropScience		Bayer MaterialScience		Other		Total Bayer Group
	€ in millions	% of Bayer Group’s total net sales	€ in millions	% of Bayer Group’s total net sales	€ in millions	% of Bayer Group’s total net sales	€ in millions	% of Bayer Group’s total net sales	€ in millions	% of Bayer Group’s total net sales
Iran	1.54*	0.006	15.91	0.058	33.62	0.123	0.00	0.00	51.07	0.187
Cuba	0.25	0.001	8.91	0.033	0.21	0.001	2.05**	0.007	11.42	0.042
Sudan	0.12	0.000	6.75	0.025	0.57	0.002	0.00	0.00	7.44	0.027
Total	1.91	0.007	31.57	0.115	34.40	0.126	2.05	0.007	69.93	0.255

*             This figure does not include sales from our (discontinued) plasma business of €1.41 million. Nil in Cuba and Sudan.

**           This amount relates almost exclusively to transactions in which Bayer purchases products, such as medication, soap noodles, water treatment products and paints, from third parties and resells those products to Cuba.

At the end of 2005, the Bayer Group had (i) one subsidiary with 33 permanent employees in Iran (none of which is a U.S. person), accounting for less than 0.04% of Bayer’s global consolidated group total employee count, (ii) a representative office with one permanent employee in Cuba, accounting for approximately 0.001% of Bayer’s global consoli-

dated group total employee count, and (iii) no office or employees in Sudan.

Based on Bayer’s limited activities in Iran, Cuba and Sudan and the minimal contribution of these activities to the Bayer Group’s total net sales, we do not consider Bayer’s contacts to these countries, either individually or in the aggregate, to represent a material investment risk for Bayer’s security holders on the basis of quantitative factors.

Non-quantitative Considerations

On the basis of an evaluation of non-quantitative factors, including principally the impact of Bayer’s activities in Iran, Cuba and Sudan on Bayer’s reputation and share value, we also do not believe that Bayer’s activities in these countries represent a material investment risk for Bayer’s security holders. We believe that investors in the shares of a non-U.S. company such as Bayer, headquartered in Europe with a long history of international dealings and extensive involvement in the development and sale of globally used pharmaceutical, veterinary health, crop protection, construction material and other products designed to improve health care, food production and quality, and otherwise to contribute to the standard of living, would anticipate that Bayer engages in some business activities in those countries. We have no reason to conclude that Bayer’s existing shareholders or potential new shareholders, taken as a whole, would consider Bayer’s limited contact in these three countries as a factor that materially affects Bayer’s reputation or share value.

Because of the structure of the domestic economies of these three countries, where the private sector is nascent or marginal, it is also not uncommon for governmental agencies or government-controlled businesses to be transaction counterparties.

In addition, we believe that, with regard to these three countries, Bayer’s compliance systems are sufficient to render remote the risks of a violation of U.S., German or European Union economic sanctions or export control laws that would create a material risk for Bayer’s security holders. More specifically, with regard to the U.S. sanctions and export control laws administered by the U.S. Office of Foreign Asset Control (OFAC), we note the following:

Iran. The U.S. sanctions against Iran that are administered by OFAC are inapplicable to a non-U.S. company such as Bayer AG, other than with regard to (i) its U.S. subsidiaries and U.S. nationals and permanent resident aliens, (ii) the export of goods or services between the United States and Iran and (iii) the re-exportation of U.S.-origin goods and technology. To the best of our knowledge and under the terms of our compliance programs, Bayer’s U.S. subsidiaries and Bayer’s employees who are U.S. nationals or permanent resident aliens are not involved in any of Bayer’s activities in Iran. Bayer does not export goods or services from the United States to Iran or vice versa. Furthermore, we believe that Bayer has adequate controls and procedures in place so that the likelihood of Bayer violating the U.S. re-exportation restrictions is remote.

Cuba. The U.S. sanctions applied to Cuba to date consist primarily of bars on the exportation or re-exportation of most U.S. goods (other than medicine, food and agricultural commodities) to Cuba, importation or re-importation of Cuban goods to the U.S., the prohibition of transactions involving property in which Cuba or a Cuban national has an interest, and travel restrictions. Bayer does not export goods or services from the United States to Cuba or vice versa. In view of the limited scope of Bayer’s activity in Cuba and the operation of Bayer’s internal compliance system, we believe that the risk that Bayer’s activities in Cuba would expose Bayer to financial or reputational harm on the basis of these sanctions is remote.

Sudan. We do not believe that the range of OFAC-administered sanctions against Sudan has application to Bayer’s extremely small activities there. Among other things, to the best of our knowledge and under the terms of Bayer’s compliance programs, Bayer’s U.S. subsidiaries are not involved in activities at which those U.S. sanctions are directed, and Bayer’s employees who are U.S. nationals or permanent resident aliens are uninvolved in Bayer’s Sudan activities.

Bayer’s management does not anticipate any changes in its operations affecting contacts with those countries that would cause any material change in these countries’ very limited significance for the Bayer Group.

We are aware of the state legislation adapted in Arizona, Louisiana, Illinois, Maine, New Jersey and Oregon and the resolution adapted by the Pennsylvania legislature. We have taken note that Harvard University, Yale University, Stanford University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. We have also taken note of the Florida state law requirement to which you refer. We recognize, of course, that some investors or potential investors may have or come to have the sentiments to which you refer, and we respect those views. We do not, however, believe that the initiatives referenced in your comment have any actual or potential material impact on Bayer’s business or financial condition, and we do not believe that to date they have had any adverse effect on Bayer’s reputation among Bayer’s shareholders as a whole. Given the recent efforts by the United States and other parties to achieve a resolution of conflicts in Sudan, we think the uncertainties of the situation make it inappropriate for us to speculate about the course of future political developments and their future effects on global investor interest in Bayer’s shares.

In summary, notwithstanding that Iran, Cuba and Sudan have been identified by the U.S. State Department as state sponsors of terrorism and are, to varying degrees, subject to U.S. economic sanctions, we do not believe that Bayer’s activities in those three countries constitute a material investment risk for security holders, taking both quantitative and non-quantitative factors into account.

2. Description of past, current and anticipated contacts with Iran, Cuba and Sudan

Iran

Bayer AG established its only affiliate in Iran, Bayer Iranchemie AG, in 1955.

Bayer HealthCare.

Animal Health: Bayer HealthCare sells animal health products (in particular to control ticks and mites) through import agents to the Iranian Veterinary Organization (which in turn sells the products at subsidized prices to local farmers) as well as through import agents and local distributors to the private market. The current expectation is that the private market for these products will be developed in the near future and that the Iranian Veterinary Organisation will decrease these activities. Bayer HealthCare’s total sales volume for animal health products in Iran for the year 2005 amounted to €1.5 million. The products sold by Bayer HealthCare in Iran are all finished formulated veterinary medicine products.

Pharmaceuticals: All information concerning the plasma business in Bayer’s 2005 Annual Report relates to Bayer’s discontinued plasma business. Prior to the discontinuation of its plasma business at the end of March 2005, Bayer HealthCare sold two plasma products with a total sales volume of €1.4 million to a privately owned client in Iran in 2005.

Bayer CropScience.

Bayer CropScience sells chemical crop protection products, non-agricultural pest control solutions and seeds to a small number of customers in Iran. These products consist of insecticides, herbicides, fungicides, seed treatment products, vegetable seeds and products that serve the non-agricultural professional market. Most of Bayer CropScience’s business in Iran is transacted with two governmental customers. The total sales volume for Bayer CropScience products in Iran for the year 2005 amounted to €15.91 million.

Bayer MaterialScience.

Markets in Iran that Bayer MaterialScience participates in include the supply of materials for automotive production, including coatings for car repair and products for corrosion protection, the supply of materials for construction, including metal panels and flexible foams, and the supply of granules for the production of compact discs. Most of Bayer MaterialScience’s business in Iran is transacted with a few large privately owned customers. Only approximately 2% of Bayer MaterialScience’s sales volume in Iran is generated from transactions with governmental customers that produce gas and water meters.

Cuba

Quimicas Unidas S.A., a Cuban 100% subsidiary of Bayer Gesellschaft für Beteiligungen, has been dormant since 1976. Bayer Handelsgesellschaft mbH maintains a representation office in Cuba, which mainly supports Bayer CropScience’s limited activities in Cuba.

Bayer HealthCare.

Bayer HealthCare sold animal health products (in particular to control ticks and mites), to two privately owned and two governmental clients. It furthermore sold one consumer care product (a pain reliever) to a governmental client in Cuba in 2005. The total sales volume for Bayer HealthCare products in Cuba for the year 2005 amounted to €0.25 million.

Bayer CropScience.

Bayer CropScience sells chemical crop protection products and non-agricultural pest control solutions to a small number of customers in Cuba. These products consist of herbicides, fungicides, insecticides and products for the non-agricultural professional market. The vast majority of Bayer CropScience’s business in Cuba is transacted with governmental customers. The total sales volume for Bayer CropScience products in Cuba for the year 2005 amounted to €8.91 million.

Bayer MaterialScience.

Bayer MaterialScience sells Polycarbonate to one customer in Cuba for the production of parts in the automotive industry. The total sales volume for Bayer MaterialScience products in Cuba for the year 2005 amounted to €0.21 million.

Other.

Bayer generated net sales in the amount of €2.05 million for the year 2005 from transactions in which Bayer purchased products, such as medication, soap noodles, water treatment products and paints from third parties and resold those products to governmental and private customers in Cuba.

Sudan

Bayer has no production plants in Sudan, has not established a country-specific organisation or employees in Sudan and has not made any capital investments in Sudan. Bayer has conducted its very limited activities in Sudan for more than 25 years.

Bayer HealthCare.

Bayer HealthCare sold consumer care pharmaceutical products (pain reliever and antimycoticum) with a total sales volume of €0.12 million to a privately owned client in Sudan in 2005.

Bayer CropScience.

Bayer CropScience sells chemical crop protection products and non-agricultural pest control solutions to a small number of customers in Sudan. These products consist of seed treatment products, insecticides, products for the non-agricultural professional market, herbicides and fungicides. The vast majority of Bayer CropScience’s business in Sudan is transacted with one governmental customer and a few privately owned import agents. The total sales volume for Bayer CropScience products in Sudan for the year 2005 amounted to €6.75 million.

Bayer MaterialScience.

Bayer MaterialScience sells Polyether- and TDI-products to two privately owned Sudanese companies for the production of flexible foam. The total sales volume for Bayer MaterialScience products in Sudan for the year 2005 amounted to €0.57 million.

3. No Military Application

None of the Bayer products sold in Iran, Cuba or Sudan are military or dual-use products identified as such on the export lists published by relevant German, E.U. or U.S. authorities.

In compliance with Section 11 of the Regulation Implementing the Convention On the Prohibition of the Development, Production, Stockpiling and Use of Chemical Weapons and Their Destruction, Bayer employs a chemical weapons inspection officer who directly reports to the head of the legal department of Bayer Business Services GmbH, which provides information management, accounting, consulting and administrative services to the Bayer Group. His functions include, among others, the coordination of Bayer’s duties arising from Germany’s membership in the Organisation for the Prohibition of Chemical Weapons. In addition, Bayer Business Services GmbH maintains a department that supports the Bayer Group with respect to export controls, raw material supervision and chemical weapons treaties and conventions. The functions of that department of Bayer Business Services GmbH include to aid in the rating of products, inform the responsible personnel of the Bayer Group about current applicable laws and regulations and changes thereto and to provide training in the fields of export control, raw material supervision and chemical weapons treaties and conventions.

In addition, Bayer’s Program for Legal Compliance and Corporate Responsibility prohibits employees from:

•       carrying out research or manufacture of substances where such activity is contrary to the Chemical Weapons Convention;

•       knowingly participating in the development of substances or systems which he/she must reasonably assume to be subject to export control laws and at risk of being exported to other countries without official approval;

•      utilizing knowledge gained during his or her work for Bayer for such purpose or offer such knowledge to third parties.

*          *          *

Bayer Aktiengesellschaft acknowledges that it is responsible for the adequacy and accuracy of the disclosure of its filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact the undersigned, Klaus Kühn (ph: +49 214 30 82660; fax: +49 214 30 82647; email: klaus.kuehn.kk@bayer-ag.de) or Dr. Roland Hartwig (ph: +49 214 30 81195; fax: +49 214 30 26786; email: roland.hartwig.rh@bayer-ag.de).

Very truly yours,
/s/ Klaus Kühn	/s/ Roland Hartwig
Klaus Kühn	Dr. Roland Hartwig
Chief Financial Officer	General Counsel

cc:	Jeffrey Riedler
Division of Corporation Finance

Ward. A. Greenberg
Cleary Gottlieb Steen & Hamilton LLP